Consolidated Balance Sheets
 (unaudited - Prepared by management)
                                     March 31        September 30
As at	                               2000              1999

Assets

Current assets:

  Cash                              $11,157,403       $15,300,454
  Accounts receivable                28,520,452        27,229,929
  Contract work in process            8,290,684         3,392,111
  Prepaid expenses                    1,485,291         1,310,608
	                             49,453,830        47,233,102

  Restricted cash                     1,136,305           545,982
  Capital assets                      8,586,904         7,869,486
  Goodwill and other assets          21,635,483        22,186,265
  Deferred income taxes                 641,782           625,587

                                    $81,454,304       $78,460,422

Liabilities and Shareholders' Equity

  Current liabilities:

  Accounts payable and
    accrued liabilities             $27,584,076        $27,713,688
  Deferred revenue                    8,158,010          4,457,822
  Income taxes payable                  491,316          1,698,638
  Current portion of long-term debt   1,687,067          1,827,086
                                     37,920,469         35,697,234

  Long-term debt                      1,214,338          2,151,185

  Shareholders' equity:

  Share capital                      36,242,318         35,613,907
  Retained earnings                   6,724,402          5,492,940
  Cummulative translation adjustment   (647,223)          (494,844)
                                     42,319,497          40,612,003

                                    $81,454,304         $78,460,422

Consolidated Statements of Operations and Retained Earnings
 (Unaudited - Prepared by Management)

                                  March 31     March 31
For the six months ended            2000         1999

Revenue                         $96,021,650   $64,472,965
Cost of Sales                    70,378,787    47,915,118

Gross Margin                     25,642,863    16,557,847

Operating expenses:

  Salaries and benefits          15,480,176    10,282,402
  General and
    administrative                4,915,939     2,726,739
  Occupancy costs                 1,042,618       508,759

Earnings before depreciation, goodwill amortization,
interest expense and income taxes
                                  4,204,130     3,039,947

  Depreciation                      830,217       679,700
  Interest expense                  163,010       171,166

Income before income taxes
  and goodwill amortization       3,210,903     2,189,081

Income taxes                      1,444,118       767,702

Income before goodwill
  amortization                    1,766,785     1,421,379

Goodwill amortization, net
  of taxes $12,000 (1999-nil)       535,323       229,917

Net income                       $1,231,462    $1,191,462

Retained earnings,
  beginning of period             5,492,940     2,682,142

Less loss on redemption of
  shares                             -             65,965

Retained earnings, end of
  period                         $6,724,402    $3,807,639

Net income per share -   basic        $0.07         $0.09
Net income per share -
  fully diluted                        0.07          0.09

Income per share before
  goodwill amortization - basic        0.10          0.10
Income per share before
  goodwill amortization
  - fully diluted                      0.10          0.10